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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)


                       KAUFMAN AND BROAD HOME CORPORATION
                       ----------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)


                                  48 61 68 107
                                 (CUSIP Number)


                             Kimberly N. King, Esq.
            Corporate Secretary and Director, Corporate Legal Affairs
                       Kaufman and Broad Home Corporation
                              10990 Wilshire Blvd.
                              Los Angeles, CA 90024
                                  310-231-4000
            --------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


             (Date of event which requires filing of this statement)
                                  May 30, 2000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement: [ ]


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1.       Name of Reporting Person:

         Wachovia Bank, N.A, Trustee for the Kaufman and Broad Home Corporation Grantor Stock Trust

         S.S. or I.R.S. Identification Number of Above Person:  56-6550684
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2.       Check the Appropriate Box if a Member of a Group           (a) [ ]

         Not Applicable                                             (b) [ ]
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3.       SEC Use Only

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4.       Source of Funds   SC, OO
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5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e) [ ]
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6.       Citizenship or Place of Organization:  Delaware
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Number of Shares Beneficially Owned by Each Reporting Person With

7.       Sole Voting Power:  0

8.       Shared Voting Power:  8,802,292*

9.       Sole Dispositive Power:  0

10.      Shared Dispositive Power:  8,802,292*
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         8,802,292*
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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
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13.      Percent of Class Represented by Amount in Row: 18.3% as of May 30, 2000
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14.      Type of Reporting Person:  BK, EP
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*    Subject to disclaimer



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The filing of this statement on Schedule 13D by the Kaufman and Broad Home
Corporation Grantor Stock Trust (the "Trust") does not constitute, and should not be construed as, an admission that either the Trust or Wachovia Bank, N.A., as trustee of the Trust (the "Trustee"), beneficially owns any securities covered by this Statement or is required to file this Statement. In this connection, the Trust and the Trustee disclaim beneficial ownership of the securities covered by this Statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is amended and restated in its entirety to read as follows:

         "On August 27, 1999, the Issuer and the Trustee, as trustee for the Trust, entered into a trust agreement creating the Trust (the "Trust Agreement"), and the Issuer authorized the Trust to purchase up to $75,000,000 of Common Stock of the Issuer, in exchange for a promissory note in the amount of $75,000,000 (the "First Note"). The First Note is payable in annual installments through the year 2003 with a final balloon payment being due on August 27, 2004 for any outstanding balance. On November 30, 1999, the Issuer authorized the Trust to purchase up to an additional $175,000,000 of Common Stock of the Issuer, in exchange for a second promissory note in the amount of $175,000,000 (the "Second Note"; together with the First Note, the "Notes"). The Second Note is payable in annual installments through the year 2008 with a final balloon payment being due on August 27, 2009 for any outstanding balance. The Trustee may draw the entire amount of the Notes or may make multiple draws upon the Notes as is necessary to purchase the Common Stock. The Notes bear interest at the rate of Midterm AFR Rate in effect on the date that any principal is advanced under the Notes. Principal and interest on the Notes are expected to be repaid through contributions to the Trust by the Issuer and dividends received on the shares of Common Stock issued to the Trust. The amount of principal due on the Notes is directly related to the number of shares of Common Stock purchased by the Trust. To date, pursuant to the First Note, the Trust has borrowed $75,000,000 and has purchased 3,272,439 shares of Common Stock; pursuant to the Second Note, the Trust has borrowed $117,794,318 and has purchased 5,779,460 shares of Common Stock.

         "The Trust has purchased the shares of Common Stock in six transactions, as follows:


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                      Date of Purchase          Number of Shares Purchased
                      ----------------          --------------------------
                      August 27, 1999                     381,900
                      November 16, 1999                 2,339,700
                      November 30, 1999                 1,031,000
                      February 8, 2000                  2,747,400
                      February 29, 2000                   481,200
                      May 30, 2000                      2,070,700

"The Company originally purchased the shares of Common Stock described pursuant to its previously announced, ongoing Common Stock repurchase program.

"Through May 30, 2000, the Trust had issued 249,608 shares of Common Stock previously purchased from the Issuer to satisfy awards or other stock contributions under the Issuer's employee benefit plans."

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is amended and restated in its entirety to read as follows:

         "The Issuer has advised the Trustee that the Trust was created to prefund certain of the Issuer's obligations under employee benefit plans, including but not limited to its stock incentive plans, savings plans and other employee benefit plans as designated by the Issuer.

         "The Issuer has also advised the Trustee that while the Trust is not intended to be an antitakeover mechanism, the Issuer is aware that the Trust and the transfer of shares of Common Stock to the Trust may have certain anti-takeover effects. The Trust holds approximately 18.3% of the Issuer's outstanding shares of Common Stock. Under the Delaware General Corporation Law, a merger requires the affirmative vote of a majority of the outstanding shares. Under the Issuer's Certificate of Incorporation, certain business combinations must be approved by 80% of the shares not owned by certain interested stockholders. The transfer of shares of Common Stock to the Trust may thus make it more difficult for an acquiror to obtain an affirmative merger vote without employee support.


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         "Similarly, pursuant to Section 203 of the Delaware General Corporation
Law, an interested stockholder (defined as one owning more than 15% of the Issuer's stock) must obtain a two-thirds vote of the other stockholders before engaging in a business combination with the Issuer for three years on or after the date he becomes an interested stockholder unless he (1) obtains the approval of the Issuer's Board of Directors before that date, or (2) obtains the approval of the Board and the holders of two-thirds of the outstanding shares not held by him after that date, or (3) acquires at least 85% of the Issuer's voting stock in the same transaction that resulted in his becoming an interested stockholder. Stock held by employee stock plans is excluded from the 85% calculation unless the employees have the right to tender their shares confidentially. Since the Trust grants employees this right, the 18.3% stake voted by employees through the Trust should be included in the 85% calculation. Thus, a potential acquiror who has not received Board approval could find it difficult to engage in a business combination prior to the expiration of this three-year period unless the acquiror is able to induce at least some employees to support his proposal."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The first sentence of the first sentence of the first paragraph of Item 5 is amended to read in its entirety as follows:

         "The Trust holds 8,802,292 shares of Common Stock or 18.3% of the Company's outstanding shares of Common Stock, as to which it may be deemed to have shared voting and dispositive power."

The filing of this Statement on Schedule 13D by the Trust does not constitute, and should not be construed as, an admission that either the Trust or the Trustee beneficially owns any securities covered by this Statement or is required to file this Statement. In this connection, the Trust and the Trustee disclaim beneficial ownership of the securities covered by this Statement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


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(a) Exhibits from prior filings of this 13D are incorporated by reference herein.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:              06/06/00         WACHOVIA BANK, N.A., TRUSTEE

                                     /s/ Alan C. Frazier
                                     ------------------------------------
                                     NAME:  ALAN C. FRAZIER
                                     TITLE: VICE PRESIDENT & MANAGER OF
                                            EXECUTIVE SERVICES ADMINISTRATION